UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                           Immunex Corporation
                            (name of Issuer)

                       Common Stock, $.01 par value
                      (Title of Class of Securities)

                                45252810 2
                              (CUSIP Number)

                        LOUIS L. HOYNES, JR., ESQ.
                 Senior Vice President and General Counsel
                    American Home Products Corporation
                   5 Giralda Farms, Madison, N.J.  07940
                              (201) 660-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                             November 2, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252810 2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent")
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     21,513,752 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent which includes 3,602,088 shares of Immunex common stock held by Lederle Parentals, Inc., a wholly owned subsidiary of ACY)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     21,513,752 (held by ACY, a subsidiary of Parent which includes 3,602,088 shares of Immunex common stock held by Lederle Parentals, Inc., a wholly owned subsidiary of ACY)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     21,513,752

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.2% (based on 39,601,699 shares outstanding as of August 8, 1995)

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The Statement on Schedule 13D, dated December 1, 1994 (the
"Original Statement"), for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition"), is hereby amended by this Amendment, dated November 2, 1995, to report the event which occurred on November 1, 1995 and to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.01 par value (the "Common Stock"), of Immunex Corporation, a Washington corporation ("Immunex"), which has its principal executive offices at 51 University Street, Seattle, WA 98101.

          The entire statement on Schedule 13D is hereby amended by deleting all references to AC Acquisition, which has been merged with and into American Cyanamid Company ("ACY") pursuant to the Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition Corp. and ACY, and no longer has separate existence. Attachment A of the Original Statement is hereby amended by deleting it in its entirety and substituting it with Attachment A hereto.

          Item 3 is hereby amended to add the following language after the second paragraph.

          The Permitted Acquisition Transaction defined in Item 4 hereof will require the expenditure of approximately $266 million, which is expected to come from the working capital of Parent.

          Item 4 is hereby amended by deleting the entire item and substituting the following paragraph.

          The Common Stock of Immunex beneficially owned by Parent was indirectly acquired on November 21, 1994 as a result of the consummation of the tender offer for ACY Common Stock. On November 1, 1995, Parent delivered a letter to Mr. Edward V. Fritzky, Chairman and Chief Executive Officer of Immunex, in which Parent notified the Board of Directors of Immunex that Parent had determined to propose to Immunex and its stockholders a transaction to be structured as a "Permitted Acquisition Transaction" (within the meaning of Section 1.01(q) of the Amended and Restated Governance Agreement dated as of December 15, 1992 among American Cyanamid Company, Lederle Oncology Corporation and Immunex Corporation) pursuant to which Parent would acquire the shares of Immunex it does not already own and the stockholders of Immunex (other than Parent and its subsidiaries) would receive $14.50 in cash for each share of Common Stock or an aggregate consideration of more than $266 million. A copy of the letter is attached hereto as Exhibit IV and incorporated by reference herein.

          Item 7 is amended as follows to add the following language at the end of item 7 in the Original Statement.

Exhibit IV Letter to Mr. Edward V. Fritzky, Chairman and Chief Executive Officer of Immunex Corporation, dated November 1, 1995.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 1995

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Senior Executive Vice President

                                             Attachment A

       Executive Officer and Directors of
       American Home Products Corporation
       ----------------------------------

          The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("Parent") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of Parent. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Parent and each individual as a United States citizen.


EXECUTIVE OFFICERS               POSITION; PRESENT PRINCIPAL OCCUPATION
------------------               --------------------------------------
John R. Stafford                 Chairman, President and Chief Executive
                                 Officer

Robert C. Blount                 Senior Executive Vice President

Fred Hassan                      Executive Vice President

Stanley F. Barshay               Senior Vice President

Joseph J. Carr                   Senior Vice President

Louis L. Hoynes, Jr.             Senior Vice President and
                                 General Counsel

William J. Murray                Senior Vice President

John R. Considine                Vice President - Finance

Paul J. Jones                    Vice President and Comptroller

Rene R. Lewin                    Vice President - Human Resources

E. Thomas Corcoran               Vice President

Thomas M. Nee                    Vice President - Taxes

David Lilley                     Vice President (British Citizen)

DIRECTORS                        POSITION; PRESENT PRINCIPAL OCCUPATION
---------                        --------------------------------------

Clifford L. Alexander, Jr.       President of Alexander & Associates,
400 C Street, NE                 Inc.(consulting firm specializing in
Washington, D.C. 20002           Workforce Inclusiveness)

Frank A. Bennack, Jr.            President and Chief Executive Officer
The Hearst Corporation           of The Hearst Corporation
959 Eighth Avenue                (owns and operates communications
New York, New York 10019         media)

K. Roald Bergethon               Educational Consultant

Robert G. Blount                 (as described above)

John W. Culligan                 Retired November 1988;
                                 former Chairman of the Board
                                 and Chief Executive Officer of AHP
                                 (from 1981 to 1986)

Robin Chandler Duke              National Chair, Population
                                 Action International

John D. Feerick                  Dean, Fordham University
Fordham University               School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Edwin A. Gee                     Former Chairman and Chief
                                 Executive Officer, International
                                 Paper Company

Fred Hassan                      (as described above)

John P. Mascotte                 Chairman and CEO of The Continental
                                 Corporation

Mary Lake Polan, M.D.            Department Chairman and Professor,
                                 Stanford University School of Medicine

Robert W. Sarnoff                Director/Consultant

John R. Stafford                 (as described above)

John R. Torell III               Chairman, Torell Management Inc.
Torell Management Inc.           (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley                  President, Chief Executive Officer and
Wm. Wrigley, Jr. Company         member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue        Company (international manufacturer of
Chicago, Illinois 60611          chewing gum products)

                              Exhibit Index
                              -------------

Exhibit IV Letter to Mr. Edward V. Fritzky, Chairman and Chief Executive Officer of Immunex Corporation, dated November 1, 1995.